UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+852 975-02047 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Press Release

On June 9, 2025, AGM Group Holdings Inc. (the “Company”) issued a press release discussing the foregoing matters, which is filed as Exhibit 99.1 to this Form 6-K and is incorporated by reference herein.

Exhibit Index

Exhibit No.	Description

99.1	Press Release - Nasdaq Grants AGM Group Holdings Inc. Continued Listing on The Nasdaq Stock Market Subject to Conditions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2025	AGM GROUP HOLDINGS INC.

	By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer

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